EXHIBIT 99.1

News Release dated May 19, 2021, Suncor Energy to hold Investor Day

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to hold Investor Day

Calgary, Alberta (May 19, 2021) – Suncor will host an Investor Day online at 8:00 a.m. MT (10:00 a.m. ET) on May 26, 2021.

During the presentation, Suncor will share its medium-term corporate outlook, provide an update on the progress to date of its $2B of free funds flow generation as well as discuss other strategic objectives.

Participants will need access to the internet for the full duration of the meeting. The event will consist of a two-hour presentation, followed by a one-hour question and answer session.

To register for the event, visit this link or visit https://www.suncor.com/en-ca/investor-centre/presentations-and-key-dates. The event will be archived for 90 days.

Suncor Energy is Canada's leading integrated energy company, with a global team of over 30,000 people. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas, petroleum refining in Canada and the US, and our national Petro-Canada retail distribution network (now including our Electric Highway network of fast-charging EV stations). A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is responsibly developing petroleum resources, while profitably growing a renewable energy portfolio and advancing the transition to a low-emissions future. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges. For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or Living our Purpose.

Investor inquiries:	Media inquiries:
1-800-558-9071	1-833-296-4570
invest@suncor.com	media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com